

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2012

Via E-mail
Mr. Edward C. White
Senior Vice President and Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551

> **RE: Owens-Illinois, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 9, 2012**
> **Form 10-Q for the Quarter Ended March 31, 2012**
> **Filed April 26, 2012**
> **File No. 1-9576**

Dear Mr. White:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Estimates, page 43

Goodwill, page 45

2. Please tell us how you have identified your reporting units. In this regard, we note your reporting units appear to be your reportable segments as identified in Note 18 – Segment Information. Please ensure your response provides us with your analysis of ASC 350-20-35-33 – 35-38 for the identification of your reporting units. Please also refer to ASC 350-20-55-1 – 55-9 for additional guidance when identifying reporting units. To the extent that your reportable segments are your operating segments and you have identified your operating segments as your reporting units, please address each of the following:
    *   Tell us how the "segment managers" of your operating segments manage their respective segments. Specifically, tell us the types of information / reports that they review to manage their respective businesses, including the level of financial information used to manage the operating segment.
    *   If the segment managers of your operating segments do review financial information at a level below the operating segment level (i.e., component level) and you believe that this level is not a reporting unit because the component does not constitute a business, please tell us how you made such a determination based on the guidance in ASC 805-10-55-4 through 55-9 and ASC 810-10-55-10 through 55-15.
    *   If you believe each of the components for each of your operating segments can be aggregated to the operating segment level, provide us with your comprehensive analysis of how you determined it is appropriate to aggregate the reporting units up to the operating segment level.
    *   Please provide us with an organizational chart that includes the level of personnel below your "segment managers" of your operating segments, whether it is at the business line, geographic, or some other level.

Item 8 – Financial Statements and Supplementary Data, page 51

Note 1 – Significant Accounting Policies, page 59

Goodwill, page 60

3. You disclose that goodwill represents the excess of cost over fair value of assets of businesses acquired. Please revise your disclosure to clarify that goodwill represents the excess of cost over fair value of net assets of businesses acquired.

Form 10-Q for the Quarter Ended March 31, 2012

General

4. Please address the above comments in your interim filings as well, as applicable.

Item 1 – Financial Statements, page 1

Note 15 – Financial Information for Subsidiary Guarantors and Non-Guarantors, page 23

5. You disclose that each of the guarantor subsidiaries is wholly-owned by you. Please confirm, and revise your disclosure if true, that all the guarantor subsidiaries are "100% owned" as defined by Rule 3-10(h)(1) of Regulation S-X. Note that "wholly-owned," as defined in Rule 1-02(aa) of Regulation S-X, is not the same as "100% owned."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief